UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces CEO Transition and Appointment of New Members to the Board

We, LDK Solar Co., Ltd., have announced that Xingxue Tong, who currently serves as our President, Chief Operating Officer and director, has been appointed as Chief Executive Officer, effective immediately. Xiaofeng Peng will continue to serve as Chairman of our board of directors. We have also appointed Mr. Ceng Wang, Mr. Shian Wu, Mr. Zhibin Liu, Mr. Hongjiang Yao and Mr. Xuezhi Liu to our board of directors. Our board of directors has designated Mr. Wang and Mr. Wu independent directors. Effective immediately, the nominating and corporate governance committees of our board of directors consist of the following four directors: Dr. Maurice Ngai, Dr. Junwu Liang, Mr. Xiaofeng Peng, and Mr. Zhibin Liu. There is no change to the composition of the audit committee and compensation committee of our board of directors.

Our press release issued on November 5, 2012 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: November 5, 2012

Exhibit 99.1

LDK SOLAR ANNOUNCES CEO TRANSITION AND APPOINTMENT OF NEW MEMBERS TO THE BOARD

XINYU CITY, China and SUNNYVALE, Calif., November 5, 2012 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that Xingxue Tong has been appointed Chief Executive Officer of LDK Solar, effective immediately. Xiaofeng Peng will continue to serve as Chairman of the Board of the Company. Mr. Tong currently serves as President, Chief Operating Officer and a director of LDK Solar.

“In light of the continued challenging environment for solar companies, I have determined that I can best serve the company by focusing my time on guiding LDK Solar’s strategic direction and developing partner and other key relationships,” stated Xiaofeng Peng, Chairman of LDK Solar. “I am confident that during his tenure at LDK Solar, Xingxue has developed in-depth operational expertise that will be valuable in the role of CEO and will ensure a smooth transition. We believe that by separating the roles of the Chairman and CEO, along with adding additional highly experienced members to the Board, we will enhance our corporate governance and better position the Company.”

“I am pleased to assume the role of CEO and look forward to working with Chairman Peng and the team on navigating the near-term industry challenges while continuing to build a foundation for growth for LDK Solar,” said Xingxue Tong, President and CEO of LDK Solar.

Mr. Tong joined LDK Solar in January 2007. Mr. Tong has over 15 years of experience in managing operations of companies in the solar industry, and is a senior engineer at the professor level. Prior to joining LDK Solar, Mr. Tong served as general manager for south-east Asia business development at GT Solar in the United States. He was the executive president of commerce at CSI in 2004 and served as vice general manager of an affiliate of Tianwei Yingli from 1999 to 2004. Mr. Tong received an executive Master of Business Administration degree from the Cheung Kong Graduate School of Business in 2011, a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998.

The Company also announced today the appointment of Mr. Ceng Wang, Mr. Shian Wu, Mr. Zhibin Liu, Mr. Hongjiang Yao and Mr. Xuezhi Liu to its board of directors. The board of directors has designated Mr. Wang and Mr. Wu independent directors.

Effective immediately the nominating and corporate governance committees of the board of directors of LDK Solar consist of the following four directors: Dr. Maurice Ngai, Dr. Junwu Liang, Mr. Xiaofeng Peng, and Mr. Zhibin Liu.

There is no change to the composition of the audit committee and compensation committee of the board of directors of LDK Solar.

Mr. Ceng Wang currently serves as the chief strategic advisor of China Shenfei Group, with extensive experience in corporate restructuring, merger and acquisition and investment and financing. Prior to that, Mr. Wang served as the president and CEO of China Shenfei Group from April 2010 to March 2012. Mr. Wang has held various management positions at Pudong Development Bank and Bank of China. Mr. Wang has also served as the financial consultant of the People’s Government of Xinyu, Jiangxi since November 2010. In addition, he has provided training services to the senior management of various foreign commercial banks based in China, and served as an industry expert and project consultant to foreign investment banks.

Mr. Shian Wu currently serves as the president of Jiangxi Yuzhou Scientific and Technological Institute. In addition, Mr. Wu has been teaching at Jiangxi University of Finance and Economics since 1982, when he graduated from the school with a bachelor’s degree in trading and economics. Since 1993, he has received a special government allowance from the PRC State Council and was awarded an honorary doctorate degree by the New York Institute of Technology in 2005. Mr. Wu is also member of the Standing Committee of the People’s Congress of Jiangxi Province, a vice chairman of the Education, Science, Culture and Health Committee of the People’s Congress of Jiangxi Province, a second grade professor and a doctoral supervisor of Jiangxi University of Finance and Economics.

Mr. Zhibin Liu has served as the chairman of the board and the general manager of Xinyu State-owned Asset Management Co., Ltd. since April 2007. He received a college degree from Yichun Normal College with a major in Chinese language and literature in 1981 and a bachelor’s degree from Party School of the Central Committee of C. P. C. with a major in economics and management.

Mr. Hongjiang Yao has served as the board secretary of Xinyu Iron & Steel Joint Stock Company since February 2008. Prior to that, he served as the general manager of Xinhua Joint Stock Company from January 2000 to February 2009. Mr. Yao received a bachelor’s degree from Beijing Institute of Steel and Iron with a major in steel rolling, and a graduate degree from Huazhong University of Science and Technology with a major in management science.

Mr. Xuezhi Liu currently serves as the vice president of Hi-tech Wealth Investment and Developing Co., Ltd. Prior to that, he was the general manager of Hainan Prefecture Hi-tech Wealth Photovoltaic Electricity Co., Ltd. from April 2011 to March 2012 and the general manager of Zhongheng Technology (Tangshan) Caofeidian Co., Ltd. from September 2009 to April 2011. Mr. Xuezhi also served as the general manager of Tangshan Sub-branch of Huatai Property and Casualty Insurance Joint Stock Co., Ltd. from August 2006 to September 2009. He received a bachelor’s degree from Chengdu Institute of Telecommunication Engineering with a major in electrical machinery.

Mr. Xiaofeng Peng, Chairman of LDK Solar, expressed his warmest welcome to the new members of the LDK Solar Board. “LDK Solar’s newest board members are esteemed professionals with broad experience in finance and technology. We are pleased to have them serve on our Company’s Board and believe that their collective experiences will strengthen the board by providing a more balanced composition and hence, valuable insight and guidance from a wider perspective,” Mr. Peng said.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801